# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09175M879
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Date of event which requires filing of this statement: 09/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002090015

## Reporting persons
- SJC Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,389,404; sole dispositive power 0; shared dispositive power 10,389,404; aggregate amount beneficially owned 10,389,404 (5.5% of the class)
- CASPI STEVEN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,389,404; sole dispositive power 0; shared dispositive power 10,389,404; aggregate amount beneficially owned 10,389,404 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, NV 89141

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:

(i) SJC Lending, LLC, a Delaware limited liability company ("SJC"), with respect to the shares of Class A Common Stock, par value $0.001 per share, of the Issuer (the "Shares") beneficially owned by it; and

(ii) Steven J. Caspi, as Sole Member of SJC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 120 Bloomingdale Road, White Plains, NY 10605.
Citizenship: SJC is organized under the laws of the State of Delaware. Mr. Caspi is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on the date hereof, SJC beneficially owned 10,389,404 Shares, including 389,404 Shares issuable upon conversion of 389,404 shares of class B common stock of the Issuer ("Class B Shares"). The Class B Shares are entitled to cast 10 votes for each share.

Mr. Caspi, as Sole Member of SJC, may be deemed to beneficially own the 10,389,404 Shares beneficially owned by SJC.
Percent of class:
The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 187,077,596 Shares outstanding as of September 14, 2026, which is the total number of Shares outstanding as reported by the Issuer to the Reporting Persons, and 389,404 Shares issuable upon conversion of 389,404 Class B Shares.

As of the close of business on the date hereof, SJC beneficially owned 5.5% of the outstanding Shares.

Mr. Caspi, as Sole Member of SJC, may be deemed to beneficially own the 5.5% of the outstanding Shares beneficially owned by SJC.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SJC Lending, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Sole Member (09/17/2026)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (09/17/2026)